Exhibit 7.01

EaglePicher Holdings, Inc. and EaglePicher Incorporated
Contact:
Tom Pilholski, (602) 794-9600

EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE REVISED
EARNINGS GUIDANCE
FOR THE FULL FISCAL YEAR 2004

     PHOENIX, Arizona, November 15, 2004 – EaglePicher Holdings, Inc. and EaglePicher Incorporated (collectively “EaglePicher”) announced that they are revising downward their earnings guidance for fiscal year 2004. EaglePicher expects to generate revenues of between $705 and $712 million for the year ending November 30, 2004, down slightly from its prior guidance of $710 to $715 million, Adjusted EBITDA (as defined below) of $82 to $86 million, down from its prior guidance of $86 to $90 million, and Credit Agreement EBITDA (as defined below) of $90 to $94 million. In addition, EaglePicher’s net debt, including the investment in its accounts receivable program, at fiscal year end is expected to be $400 to $410 million, up from its prior forecast of $395 to $405 million.

     The reduced forecasted Adjusted EBITDA and Credit Agreement EBITDA ranges are primarily due to continuing increased costs in steel, impacting our Hillsdale and Wolverine segments, and natural gas, impacting our Wolverine and Filtration and Minerals segments, continuing operational inefficiencies in our Hillsdale segment, the mix of OEM production cuts affecting our Hillsdale segment and disruption in steel supplies affecting our Wolverine segment. The higher forecasted fiscal year end net debt is a result of the reduced earnings guidance.

-more-

PAGE 2 / EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE REVISED EARNINGS GUIDANCE FOR THE FULL FISCAL YEAR 2004

     At these forecasted levels of Credit Agreement EBITDA and debt, we likely will not be in compliance at fiscal year end with the leverage ratio covenant (the ratio of total debt plus the investment in our receivables program to Credit Agreement EBITDA) in our credit agreement and our receivables program. We are currently seeking an amendment to the financial covenants in our credit agreement and receivables program. Based on preliminary discussions, we are confident that we will be able to obtain amendments for the fiscal year and future quarters which will give us room to operate and grow our businesses. Obtaining the amendments will likely require us to pay fees, which we do not expect will have a material impact on the company’s financial position.

EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 4,000 employees and operates more than 30 plants in the United States, Canada, Mexico, the U.K. and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated. EaglePicher™ is a trademark of EaglePicher Incorporated.

Supplemental Non-GAAP Financial Measures. This press release includes certain “non-GAAP financial measures” as defined under SEC regulations. Specifically, we refer to Adjusted EBITDA, Credit Agreement EBITDA and Net Debt.

Adjusted EBITDA is defined as net income before interest, taxes, depreciation, amortization and unusual items. Unusual items represent certain significant matters which positively or negatively impact net earnings that management determines to be not representative of our ongoing operations. In our fiscal year 2004 these items are forecasted to include $5.1 million of net gains on divestitures of discontinued business units, $16.7 million of preferred stock dividends accrued, a $2.6 million litigation settlement included in loss from divestitures recorded in our first quarter of 2004, a $0.4 million insurance loss and $0.6 million loss from divestitures recorded in our third quarter of 2004. Other examples of items that may be included in unusual items in the future include: gain/loss from major asset sales, costs or settlements related to major restructuring plans, litigation settlement costs, or material damage to our facilities or operations due to force majeure not covered by our insurance.

Credit Agreement EBITDA is defined in our credit agreement as net income before interest, taxes, depreciation, amortization, certain non-cash non-recurring charges (other than routine accruals), non-cash long term bonus program accruals, non-cash pension income or expense and non-cash gains, minus the amount of cash disbursements related to certain non-cash charges excluded in a prior period. For the complete definition of Credit Agreement EBITDA, see our credit agreement dated August 7, 2003 filed as an exhibit to our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003. For fiscal year 2004, Credit Agreement EBITDA is expected to be approximately $8 million higher than Adjusted EBITDA, with the primary differences being the inclusion of $5.1 million of net gains on divestitures of discontinued business units and the exclusion of ($4.3) million of losses from consolidated joint ventures and $1.4 million of noncash pension and long term bonus program income and certain other noncash items of income.

Net Debt is defined as debt, both short and long term, on our balance sheet plus the off-balance sheet obligations of our accounts receivable asset-backed securitization less cash on our balance sheet.

-more-

PAGE 3 / EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE REVISED EARNINGS GUIDANCE FOR THE FULL FISCAL YEAR 2004

Our management believes that Adjusted EBITDA is a useful supplemental financial measure to investors because it is of major interest to our debt holders. Adjusted EBITDA is also used by our management as a factor for reviewing business unit performance. It is not practicable for us to reconcile our forecast full year Adjusted EBITDA to our forecast full year operating income, its most closely related GAAP financial measure, due to the nature in which we collect and forecast data internally. Our management believes that Credit Agreement EBITDA is a useful supplemental financial measure to investors because it determines compliance with financial covenants in our credit agreement and receivables program. It is not practicable for us to reconcile our forecast full year Credit Agreement EBITDA to our forecast full year operating income, its most closely related GAAP financial measure, due to the nature in which we collect and forecast data internally.

Forecasted net debt reconciliation:

Forecasted
November 30, 2004
(millions)
(unaudited)
Current portion of debt on our balance sheet	$3.2
Long-term portion of debt on our balance sheet	390.2
Obligations of our accounts receivable asset-backed securitization	20.9–30.9
Cash on our balance sheet	(14.3)

Net debt	$400–410

Forward-looking Statements. This news release contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives, including the performance of automated equipment, accuracy of our estimates to complete contracts on a percentage of completion method of accounting, our ability to source raw materials and components from overseas suppliers, accuracy of our reserves for losses, our ability to consolidate manufacturing plants, our ability to develop, market and sell new products, our ability to obtain raw materials especially certain grades of steel and natural gas on an economic basis, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S. Securities and Exchange Commission. We undertake no duty to update the forward-looking statements in this press release and you should not view the statements made as accurate beyond the date of this press release.

EaglePicher™ is a trademark of EaglePicher Incorporated.

# # #